
Deutsche Bank

82-4536

January 29, 2002

Paul Martin
Vice President
Global Equity Services / Depositary Receipts
Corporate Trust and Agency Services
60 Wall Street - 25th Floor
New York, NY 10005

Direct Tel: 212 602 1044
Direct Fax: 212 797 0327
E-mail: paul.martin@db.com

Securities and Exchange Commission
International Corporate Finance Department
450 Fifth Street, N.W.
Washington, D.C. 20549


02002840

Re: Menzies Gold - Information Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

This letter and the attached documentation, as provided by Menzies Gold, are being furnished to the Securities and Exchange Commission (the "SEC") in connection with the current exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "1934 Act") afforded by Rule 12g3-2(b) thereunder afforded to Menzies Gold. The SEC file number relating to such exemption is 82-4536.

Please confirm to the undersigned that the enclosed materials have been received in good order and that such materials are sufficient to satisfy the requirements contemplated under Section 12 (g). I have provided a SASE for that purpose.

Thank you.

Sincerely,



Paul Martin



Name of entity

Menzies Gold Ltd

ACN or ARBN

009 075 861

Month ended

31 October 2001

Consolidated statement of cash flows

Cash flows related to operating activities			Current month $A'000	
1.1	Receipts from product sales and related debtors		-	
1.2	Payments for	(a) exploration and evaluation	(15)	
		(b) development	-	
		(c) production	-	
		(d) administration	(3)	
1.3	Dividends received		-	
1.4	Interest and other items of a similar nature received		4	
1.5	Interest and other costs of finance paid		-	
1.6	Income taxes paid		-	
1.7	Other (Closure of Bau activities see Note 1)		(87)	
	Net Operating Cash Flows		(101)	
	Cash flows related to investing activities			
1.8	Payment for purchases of:	(a)prospects	-	
		(b)equity investments	-	
		(c) other fixed assets	-	
1.9	Proceeds from sale of:	(a)prospects	-	
		(b)equity investments	-	
		(c)other fixed assets	148	
1.10	Loans to other entities		-	
1.11	Loans repaid by other entities		-	
1.12	Other (provide details if material)		-	
	Net investing cash flows		148	
1.13	Total operating and investing cash flows (carried forward)		47	

1.13	Total operating and investing cash flows (brought forward)	47	
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	-	
1.15	Proceeds from sale of forfeited shares	-	
1.16	Proceeds from borrowings	-	
1.17	Repayment of borrowings	-	
1.18	Dividends paid	-	
1.19	Other (provide details if material)	-	
	Net financing cash flows	-	
	Net increase (decrease) in cash held	47	
1.20	Cash at 1October 2001	1,286	
1.21	Exchange rate adjustments to item 1.20	(25)	
1.22	**Cash at 31 October 2001**	1,308	

Note 1:

Costs incurred in relation to the withdrawal from the Bau Project include salaries, wages and termination benefits, staff relocation costs, payment of creditors and other office overheads.

Note 2:

The Company also has cash deposits of $220,847 at 31 October 2001, which are pledged as security and thus not included in cash balances for the purposes of the cash flow statement.

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Sign here: ....Date: 14 November 2001
(Company Secretary)

Print name: Lisa Rowe

Name of entity

Menzies Gold Ltd

ACN or ARBN

009 075 861

Month ended

30 November 2001

Consolidated statement of cash flows

Cash flows related to operating activities			Current month $A'000	Previous month $A'000
1.1	Receipts from product sales and related debtors		-	-
1.2	Payments for	(a) exploration and evaluation	(2)	(15)
		(b) development	-	-
		(c) production	-	-
		(d) administration	(33)	(3)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		3	4
1.5	Interest and other costs of finance paid		-	-
1.6	Income taxes paid		-	-
1.7	Other (Closure of Bau activities see Note 1)		(7)	(87)
	Net Operating Cash Flows		(39)	(101)
	Cash flows related to investing activities			
1.8	Payment for purchases of:	(a)prospects	-	-
		(b)equity investments	-	-
		(c) other fixed assets	-	-
1.9	Proceeds from sale of:	(a)prospects	-	-
		(b)equity investments	-	-
		(c)other fixed assets	5	148
1.10	Loans to other entities		-	-
1.11	Loans repaid by other entities		-	-
1.12	Other – cash transferred from Menzies' Term Deposit previously pledged as security		120	-
	Net investing cash flows		125	148
1.13	Total operating and investing cash flows (carried forward)		86	47

1.13	Total operating and investing cash flows (brought forward)	86	47
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	-	-
1.15	Proceeds from sale of forfeited shares	-	-
1.16	Proceeds from borrowings	-	-
1.17	Repayment of borrowings	-	-
1.18	Dividends paid	-	-
1.19	Other	-	-
	Net financing cash flows	-	-
	Net increase (decrease) in cash held	86	47
1.20	Cash at 1 November 2001 (1 October 2001)	1,308	1,286
1.21	Exchange rate adjustments to item 1.20	(29)	(25)
1.22	**Cash at 30 November 2001** (31/10/01)	1,365	1,308

Note 1:

Costs incurred in relation to the withdrawal from the Bau Project include salaries, wages and termination benefits, staff relocation costs, payment of creditors and other office overheads.

Note 2:

The Company also has cash deposits of $101,372 at 30 November 2001, which are pledged as security and thus not included in cash balances for the purposes of the cash flow statement.

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Sign here: ....Date: 14 December 2001
(Company Secretary)

Print name: Lisa Rowe

Name of entity

Menzies Gold Ltd

ACN or ARBN

009 075 861

Month ended

31 December 2001

Consolidated statement of cash flows

	Cash flows related to operating activities		Current month $A'000	Previous month $A'000
1.1	Receipts from product sales and related debtors		-	-
1.2	Payments for	(a) exploration and evaluation	(1)	(2)
		(b) development	-	-
		(c) production	-	-
		(d) administration	(23)	(33)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		3	3
1.5	Interest and other costs of finance paid		-	-
1.6	Income taxes paid		-	-
1.7	Other (Closure of Bau activities see Note 1)		-	(7)
	Net Operating Cash Flows		(21)	(39)
	Cash flows related to investing activities			
1.8	Payment for purchases of:	(a)prospects	-	-
		(b)equity investments	-	-
		(c) other fixed assets	-	-
1.9	Proceeds from sale of:	(a)prospects	-	-
		(b)equity investments	-	-
		(c)other fixed assets	-	5
1.10	Loans to other entities		(504)	-
1.11	Loans repaid by other entities		-	-
1.12	Other – cash transferred from Menzies' Term Deposit previously pledged as security		-	120
	Net investing cash flows		(504)	125
1.13	Total operating and investing cash flows (carried forward)		(525)	86

1.13	Total operating and investing cash flows (brought forward)	(525)	86
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	-	-
1.15	Proceeds from sale of forfeited shares	-	-
1.16	Proceeds from borrowings	-	-
1.17	Repayment of borrowings	-	-
1.18	Dividends paid	-	-
1.19	Other	-	-
	Net financing cash flows	-	-
	Net increase (decrease) in cash held	(525)	86
1.20	Cash at 1 December 2001 (1 November 2001)	1,365	1,308
1.21	Exchange rate adjustments to item 1.20	-	(29)
1.22	**Cash at 31 December 2001** (30/11/01)	840	1,365

Note 1:

Costs incurred in relation to the withdrawal from the Bau Project include salaries, wages and termination benefits, staff relocation costs, payment of creditors and other office overheads.

Note 2:

The Company also has cash deposits of $101,372 at 31 December 2001, which are pledged as security and thus not included in cash balances for the purposes of the cash flow statement.

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Sign here: ....Date: 14 January 2002
(Company Secretary)

Print name: Lisa Rowe

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	MENZIES GOLD LIMITED
ABN	98 009 075 861

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JAN BLOEMRAAD
Date of appointment	27/05/1997

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of Securities	
200,000 options	Exercisable at 30 cents expiring on or before 30 September 2003, held in the name of Jan Bloemraad.
750,000 options	Exercisable at 20 cents expiring on or before 31 March 2005, held in the name of Jan Bloemraad.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities

Part 3 – Director's interests in contracts

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	MENZIES GOLD LIMITED
ABN	98 009 075 861

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	PAUL ANTHONY INGRAM
Date of appointment	27/05/1986

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of Securities	
4,000 ordinary shares	Held in the name of P A Ingram.
1,250,000 options	Exercisable at 30 cents expiring on or before 30 September 2003, held in the name of Paul Anthony Ingram.
1,000,000 options	Exercisable at 20 cents expiring on or before 31 March 2005, held in the name of Paul Anthony Ingram.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	MENZIES GOLD LIMITED
ABN	98 009 075 861

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	WERNER ULRICH
Date of appointment	30/01/1992

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of Securities	
250,000 Ordinary Shares	Held in the name of Werner Ulrich
200,000 options	Exercisable at 30 cents each on or before 30 September 2003
1,000,000 options	Exercisable at 20 cents each on or before 31 March 2005

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
	Nil

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	MENZIES GOLD LIMITED
ABN	98 009 075 861

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	GERDA RIENJE BLOEMRAAD
Date of appointment	05/07/2001

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of Securities	
Nil	

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
	Nil

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

MENZIES GOLD LTD



ACN 009 075 861

02 JAN 31 AM 8:09

QUARTERLY REPORT
30 SEPTEMBER 2001

BAU PROJECT - Sarawak, Malaysia

During the quarter, most of the work at Bau was restricted to closing down the operation following the Board's decision to withdraw from the project in late August (refer to the ASX announcement dated 3 September 2001).

In the continuing difficult environment for gold explorers and with the metallurgical constraints that affect the existing resource, the Directors concluded that shareholders' interests would be better served by withdrawing from the Bau Project, where the Company has been obliged to maintain a basic infrastructure (staff and other resources) and to meet minimum expenditure commitments.

OTHER INVESTMENTS

marketboomer

Having migrated to its new Bullant technology platform in May 2001, marketboomer has moved strongly into selling licences for its software. While a few early sales were made to St George Bank and Voyages Resorts, the 3-6 months sales cycle has meant that meaningful sales will be booked in Q4 2001 and Q1 2002. That sales cycle saw sales in October to Hyatt Hotels and Six Continents Hotel Group and marketboomer will further penetrate the hospitality sector. Also, marketboomer entered the Local Government procurement market when its reseller, iPlatinum brought Baulkham Hills Shire Council into a paid trial. More councils are expected to join. With a strong sales pipeline, marketboomer expects to be trading well going into 2002.

CORPORATE DEVELOPMENTS

Menzies is continuing to look at and evaluate various opportunities and associations within the mining industry in Australia and overseas.

Paul Ingram.

P A Ingram
Managing Director

Rule 5.3

Appendix 5B
Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98.

Name of entity

MENZIES GOLD LIMITED

ACN or ARBN	Quarter ended ("current quarter")
ACN 009 075 861	30 SEPTEMBER 2001

Consolidated statement of cash flows

			Current quarter $A'000	Year to date (3 months) $A'000
Cash flows related to operating activities				
1.1	Receipts from product sales and related debtors		-	-
1.2	Payments for	(a) exploration and evaluation	(270)	(270)
		(b) development	-	-
		(c) production	-	-
		(d) administration	(100)	(100)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		12	12
1.5	Interest and other costs of finance paid		-	-
1.6	Income taxes paid		-	-
1.7	Other		-	-
	Net Operating Cash Flows		(358)	(358)
	Cash flows related to investing activities			
1.8	Payment for purchases of:	(a)prospects	-	-
		(b)equity investments	-	-
		(c) other fixed assets	-	-
1.9	Proceeds from sale of:	(a)prospects	-	-
		(b)equity investments	-	-
		(c) other fixed assets	-	-
1.10	Loans to other entities		-	-
1.11	Loans repaid by other entities		-	-
1.12	Other – Insurance Claim Receipt		2	2
	Net investing cash flows		2	2
1.13	Total operating and investing cash flows (carried forward)		(356)	(356)

1.13	Total operating and investing cash flows (brought forward)	(356)	(356)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	-	-
1.15	Proceeds from sale of forfeited shares	-	-
1.16	Proceeds from borrowings	-	-
1.17	Repayment of borrowings	-	-
1.18	Dividends paid	-	-
1.19	Other (provide details if material)	-	-
	Net financing cash flows	-	-
	Net increase (decrease) in cash held	(356)	(356)
1.20	Cash at beginning of quarter/year to date	1,562	1,562
1.21	Exchange rate adjustments to item 1.20	80	80
1.22	**Cash at end of quarter**	1,286	1,286

Payments to directors of the entity and associates of the directors Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	64
1.24	Aggregate amount of loans to the parties included in item 1.10	-

1.25 Explanation necessary for an understanding of the transactions

The aggregate payment comprises directors fees, remuneration and relocation allowance paid to directors of Menzies Gold Limited

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

N/A

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

N/A

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	-	-

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	50
4.2	Development	-
	Total	**50**

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	631	523
5.2	Deposits at call	655	1,039
5.3	Bank overdraft	-	-
5.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.22)	1,286	1,562

NB: The Company also has cash deposits of $220,739 at 30 September 2001, which are pledged as security and thus not included in cash balances for the purposes of the cash flow statement.

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed	On 31/08/01, Menzies Gold Ltd issued a notice to its joint venture partner of its intention to withdraw from the Bau Gold Project, in Sarawak, Malaysia, in which it had a 55% interest. The Company's withdrawal became effective on 30/09/01 and the Company has no remaining legal or beneficial interest in the mining tenements of the Bau Project.		55%	Nil
6.2	Interests in mining tenements acquired or increased		Nil		

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*				
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions				
7.3	**+Ordinary securities** **Fully paid ordinary shares**	130,884,179	130,884,179		
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs				
7.5	**+Convertible debt securities** *(description)*				
7.6	Changes during quarter				
7.7	**Options** *(description and conversion factor)*			**Exercise Price**	**Expiry Date**
		4,650,000	Nil	30 cents	30-Sep-03
		7,750,000	Nil	20 cents	30-Apr-05
		7,000,000	Nil	20 cents	31-Mar-05
7.8	Issued during quarter	Nil			
7.9	Exercised during quarter	Nil			
7.10	Expired / cancelled during quarter	Nil			
7.11	**Debentures** *(totals only)*				
7.12	**Unsecured notes** *(totals only)*				

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Law or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

Sign here: .... Date: 31 October 2001

(Secretary)

Print name: Susmit Shah

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, AASB 1022: Accounting for Extractive Industries and AASB 1026: Statement of Cash Flows apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

MENZIES GOLD LIMITED

A.B.N. 98 009 075 861

PROSPECTUS

For the issue of:

- up to 13,000,000 New Shares, at an issue price of two and a half (2.5) cents per New Share together with up to 6,500,000 Attaching Options.

The offers made pursuant to this Prospectus are not underwritten.

This document is important and requires your immediate attention. It should be read in its entirety. Due to the nature of the Company's activities, the securities offered by this Prospectus should be considered speculative. Accordingly investors should consult their professional advisors before making an

application for securities offered by this Prospectus.

INDEX

SUMMARY OF IMPORTANT DATES

Event	**Date**
Announcement of Issue	24 December 2001
Issue date of Prospectus	23 January 2002
Acceptances close at 5pm WST	31 January 2002

CORPORATE DIRECTORY

Board of Directors

Paul Anthony Ingram (Managing Director)
Jan Bloemraad (Non-Executive Director)
Werner Ulrich (Non-Executive Director)
Gerda Bloemraad (Alternate Director)

Auditors

Ernst & Young *
Level 34, Central Park
152-158 St George's Terrace
Perth WA 6000

Company Secretaries

Susmit Shah
Lisa Rowe

Share Registry

Advanced Share Registry Services *
7th Floor
200 Adelaide Terrace
Perth WA 6000
Telephone: (61 8) 9221 7288
Facsimile: (61 8) 9221 7869

Administration and Registered Office

Ground Floor, 30 Ledgar Road
Balcatta, Western Australia 6021
Telephone: (61 8) 9240 2100
Facsimile: (61 8) 9240 2156
e-mail: info@menziesgold.com.au
Web page: www.menziesgold.com.au

ASX code

MZG – ordinary shares

IMPORTANT NOTES

Investors should read this Prospectus in its entirety and, if in doubt, should consult their professional advisers before deciding whether to invest in the Company.

This Prospectus is dated 23 January 2002. A copy of this Prospectus was lodged with ASIC on 23 January 2002. ASIC and ASX take no responsibility for the contents of this Prospectus. No securities will be allotted or issued on the basis of this Prospectus later than 13 months after the date of this Prospectus. Application will be made within seven days after the date of this Prospectus for admission of the New Shares to quotation on ASX.

In preparing this Prospectus regard has been had to the fact that the Company is a disclosing entity for the purposes of the Corporations Act 2001 and that certain matters may reasonably be expected to be known to investors and professional advisers who investors may consult.

No person is authorised to give any information or to make any representation in connection with the New Share Issue described in this Prospectus. Any information or representation which is not contained in this Prospectus or disclosed by the Company pursuant to its continuous disclosure obligations may not be relied upon as having been authorised by the Company in connection with New Share Issue or this Prospectus.

A copy of this Prospectus and the New Shares Application Form can be downloaded from the website of the Company at www.menziesgold.com.au. Any person receiving this Prospectus in its electronic version will upon request be sent a paper copy of the Prospectus (and the attached New Shares Application Form) by the Company free of charge during the period of the New Share Issue.

* These entities have not been involved in the preparation of any part of this Prospectus, and have not consented to being named in this Prospectus. Their names are included for information purposes only.

DETAILS OF THE ISSUE

2.1 The Issue

By this Prospectus, the Company is inviting investors to subscribe for:

- up to 13,000,000 New Shares at an issue price of 2.5 cents each, together with a free Attaching Option for every two New Shares issued.

The New Share Offer and issue of the New Shares and Attaching Options is at the Directors' discretion. The minimum eligible application for New Shares is 20,000 New Shares. In the event the total number of New Shares applied for exceeds the total number of New Shares offered the Directors will determine the allocations. There is no minimum subscription and the New Share Issue is not underwritten.

2.2 How to Apply

If you wish to participate in the New Share Offer you must forward the completed New Shares Application Form, together with your cheque or cheques drawn on an Australian bank or bank draft made payable in Australian currency to "Menzies Gold Ltd – Share Application Trust Account" to:

Menzies Gold Ltd
30 Ledgar Road
Balcatta, Western Australia 6021

Completed application forms and cheques must reach the above address no later than 5.00 pm WST on the Closing Date. The Directors reserve the right to close the New Share Offer at an earlier date or to extend the Closing Date without prior notice.

Once you have accepted the New Share Offer and your application has been received and accepted by the Company you cannot withdraw it.

2.3 Purpose of the Issue

The purpose of the New Share Issue is to raise up to $325,000 from the offer of the New Shares.

The proceeds of the New Share Issue will be used to:

(a) fund the costs of due diligence in relation to the acquisition of an initial 51% interest in the capital of King Solomon Mines Ltd; and
(b) replenish the Company's cash reserves following loan advances recently made to King Solomon Mines Ltd as well as assist in making further loan advances to King Solomon Mines Ltd if shareholder approval is granted for the acquisition of an initial 51% interest in the capital of King Solomon Mines Ltd .

2.4 ASX Listing

Within 7 days after the date of this Prospectus, application will be made to ASX for the New Shares to be admitted to quotation on ASX. The Attaching Options will not be quoted on ASX.

If ASX does not admit the New Shares offered by this Prospectus to quotation within 3 months after the date of this Prospectus (or such longer period as may be permitted by the ASIC), no New Shares and Attaching Options will be allotted and issued. In that case, all application moneys will be refunded without interest as soon as practicable.

The fact that ASX may admit the New Shares offered by this Prospectus to quotation is not to be taken in any way as an indication of the merits of these securities.

2.5 Allotment

In accordance with the Corporations Act 2001, all application monies shall, before the allotment and issue of New Shares and Attaching Options pursuant to this Prospectus, be held by the Company in trust in a bank account established solely for that purpose.

The Directors reserve the right in their discretion to allot and issue New Shares and Attaching Options in separate tranches at any time and date prior to the Closing Date.

2.6 Overseas Residents

Persons resident outside Australia should consult their professional advisors as to whether any governmental or other consents are required, or whether formalities need to be observed to enable them to accept the New Share Offer pursuant to this Prospectus.

This Prospectus and the accompanying New Shares Application form do not constitute an offer in any jurisdiction in which, or to any person to whom, it would not be lawful to make such an offer.

2.7 Rights and Liabilities Attaching to Securities

The rights and liabilities attaching to the New Shares and the terms and conditions of the Attaching Options are set out in section 4.

2.8 Risk Factors

Investors should be aware that subscribing for securities the subject of this Prospectus involves a number of risks. The risk factors set out in section 5.2 of the Prospectus and other general risks applicable to all investments in listed securities not specifically referred to, may in the future affect the value of the securities.

2.9 Share Price Information

The lowest and highest market sale prices of the Company's Shares quoted on ASX during the three (3) months immediately preceding the date of this Prospectus, and the respective dates of those sales, were:

	Shares
Lowest Price	1.8 cents
Date	6 November 2001
Highest Price	7.4 cents
Date	14 January 2002
Latest available closing price	6 cents

2.10 Issue Expenses

The expenses of the New Share Issue are estimated to be:

ASIC lodgement fees	$1,800
ASX fees	$2,700
Preparation costs	$2,500
Printing and postage	$500
TOTAL	**$7,500**

2.11 Minimum Subscription

There is no minimum subscription to the New Share Issue.

CAPITAL STRUCTURE & EFFECT OF THE ISSUE

3.1 Existing Capital Structure

Ordinary Shares	**Number of Shares**
Shares currently on issue	130,884,179
New Shares now offered for subscription	13,000,000
Shares after completion of the New Share Issue	143,884,179

Options

Existing options (each of which gives the holder the right to subscribe for one Share) are as follows:

Number	Exercise Price	Exercise Period & Expiry
3,750,000	30 cents	Exercisable on or before 30 September 2003
7,000,000	20 cents	Exercisable on or before 31 March 2005
7,750,000	20 cents	Exercisable on or before 30 April 2005

The above options are not quoted on ASX.

Attaching Options To Be Issued Pursuant To This Prospectus

Number	Exercise Price	Exercise Period & Expiry
6,500,000	4 cents	Exercisable on or before 31 March 2007

NB: Subject to shareholder approval, approximately 61,664,648 Shares are proposed to be issued as consideration for the acquisition of 51% of the issued capital of King Solomon Mines Ltd. A Shareholders meeting to seek approval for this will be held in March 2002.

3.2 Effect of the Issue

There is no minimum subscription for the New Share Issue. Accordingly, the effect of the New Share Issue will depend upon the number of New Shares, which are ultimately subscribed for and issued.

Assuming the New Share Issue is fully subscribed:

- the Company's cash funds and issued capital will increase by approximately $325,000 less expenses of the New Share issue which are estimated to be approximately $7,500;
- the total number of Shares on issue will increase from 130,884,179 to 143,884,179, and
- the total number of Options on issue will increase from 18,500,000 to 25,000,000.

3.3 Statement of Financial Performance

The New Share Issue will have no immediate effect on the Company's statement of financial performance, although the investment of the proceeds of the New Share Issue will eventually have an effect (depending on the success of that investment). The success of that investment is not something which is presently capable of being quantified.

RIGHTS ATTACHING TO SECURITIES

4.1 Rights and Liabilities Attaching to Shares

The New Shares to be issued pursuant to this Prospectus will rank equally in all respects with the Company's existing Shares. Full details of the rights and liabilities attaching to Shares (including New Shares) are set out in the Company's current Constitution and, in certain circumstances, are regulated by the Corporations Act 2001, the ASX Listing Rules and the general law. The rights attaching to ordinary shares in the Company include the following:

General Meetings

Each holder of shares is entitled to receive notice of, and to attend, speak and vote at, general meetings of the Company and to receive all notices, accounts and other documents required to be given to shareholders under the Constitution, the Corporations Act 2001 or the ASX Listing Rules.

Voting Rights

Subject to any rights or restrictions for the time being attached to any class or classes of shares (at present there are none), including any restrictions imposed by the ASX Listing Rules and the following qualifications, at a general meeting of the Company, every holder of shares present in person or by proxy, attorney or representative has one vote on a show of hands and one vote per share on a poll.

A holder of shares on which a call is due and unpaid may not vote in respect of that share at a meeting of members. On a poll, a member who holds partly paid shares on which a call is not owing is entitled to a fraction of the vote equal to the proportion that the amount paid bears to the total issue price of the shares.

Where a member has appointed two proxies, neither of those proxies may vote on a show of hands.

Dividend Rights

Subject to the rights of holders of shares issued with any special, preferential or qualified rights (at present there are none), the profits of the Company which the Directors may from time to time determine to distribute by way of dividend are divisible among the holders of shares in proportion to the number of shares held by them, and in the case of partly paid shares in the same proportion that the amount for the time being paid on the shares bears to the total issue price of the shares.

Rights on Winding Up

Subject to the rights of holders of shares with special rights in a winding-up (at present there are none), on a winding-up of the Company all assets that may be legally distributed among the members will be distributed in proportion to the amounts paid on those shares compared with the total paid-up capital of the Company. The liquidator may, with sanction of a special resolution of members, divide the assets of the Company among members in specie.

4.2 Terms and Conditions of Attaching Options

The Attaching Options will be issued on the terms and conditions set out below:

(a) Each Attaching Option entitles the holder to subscribe for and be allotted one fully paid ordinary share in the capital of the Company. The exercise price is 4 cents per Attaching Option.

(b) The Attaching Options are exercisable at any time prior to 5.00 pm WST on 31 March 2007 (the '**Expiry Date**") by notice in writing to the Directors of the Company accompanied by payment of the exercise price.

(c) The Attaching Options are transferable.

(d) Shares will be allotted and issued pursuant to the exercise of Attaching Options not more than 10 business days after receipt of a properly executed notice of exercise and payment of the requisite exercise price.

(e) Shares allotted and issued upon exercise of the Attaching Options will rank pari passu in all respects with the Company's then existing fully paid ordinary shares. The Company will apply for admission to quotation by ASX of all shares issued upon the exercise of Attaching Options within 3 business days after the date of allotment of those shares.

(f) There are no participating rights or entitlements inherent in the Attaching Options and holders will not be entitled to participate in new issues of capital offered or made to the Shareholders during the currency of the Attaching Options. However, the Company will send a notice to each Option holder at least 9 business days before the record date for any proposed issue of capital. This will give Option holders the opportunity to exercise their Attaching Options prior to the date for determining entitlements to participate in any such issue.

(g) There are no rights to a change in the exercise price, or in the number of shares over which the Attaching Options can be exercised, in the event of a bonus issue by the Company prior to the exercise of any Attaching Options.

(h) In the event of any reorganisation of the issued capital of the Company on or prior to the Expiry Date, the rights of an Option holder will be changed to the extent necessary to comply with the applicable ASX Listing Rules at the time of the reorganisation.

(i) The Company will, at least 20 business days before the Expiry Date, send notices to the Option holders stating the name of the Option holder, the number of Attaching Options held, the number of shares to be issued on exercise of the Attaching Options, the exercise price, the due date for payment of the exercise price and the consequences of non-payment.

ADDITIONAL INFORMATION

5.1 Continuous Disclosure and Documents Available for Inspection

This Prospectus is issued pursuant to section 713 of the Corporations Act 2001 using the special prospectus content rules for continuously quoted securities.

The Company is a disclosing entity within the meaning of the Corporations Act 2001 and is, and has for the past twelve months been, subject to regular reporting and disclosure obligations. Therefore, the Company is only required to provide in this Prospectus information on the effect of the issue of the New Shares and Attaching Options on the Company and the rights attaching to the New Shares and Attaching Options being offered by the Prospectus. There is no obligation to include general information in relation to the assets and liabilities, financial position and performance, profits and losses, and prospects of the Company. Information which is already in the public domain has not been reported in this Prospectus, other than that which is necessary to make this Prospectus complete.

The Company believes that it has fully complied with the general and specific requirements as set forth by the ASIC and ASX in relation to continuous disclosure, which includes notifying ASX of any information concerning the Company that a reasonable person would expect to have a material effect on the price or value of the Company's securities.

Copies of documents lodged with the ASIC in relation to the Company may be obtained from, or inspected at, an office of the ASIC. The Company will provide, free of charge, a copy of any of the following documents to any person who requests a copy, during the period in which the New Shares and the Attaching Options may be accepted or applied for under this Prospectus:

(a) the Financial Report for the year ended 30 June 2001;

(b) any continuous disclosure notices given by the Company during the period starting after lodgement with the ASIC of the financial report referred to in paragraph (a) and ending before lodgement of this Prospectus with ASIC.

The documents referred to in paragraph (b) are the following:

(i) 10 October 2001 - Announcement of date of Annual General Meeting
(ii) 26 October 2001 - Notice of Annual General Meeting
(iii) 26 October 2001- Annual Report and additional shareholder information
(iv) 31 October 2001 - First Quarter Activities & Cashflows Reports
(v) 14 November 2001 - Consolidated Statement of Cashflows for October 2001
(vi) 28 November 2001 - Notice of resignation of Director
(vii) 30 November 2001 - Results of the Annual General Meeting
(viii) 14 December 2001 - Consolidated Statement of Cashflows for November 2001
(ix) 20 December 2001 - Request for Trading Halt
(x) 24 December 2001- Proposed Acquisition of Producing Gold Assets in Western Australia
(xi) 8 January 2002 - Initial directors interests notices
(xii) 14 January 2002 - Consolidated Statement of Cashflows for December 2001

As this Prospectus is issued under the special prospectus content rules set out in section 713 of the Corporations Act 2001, it contains details specific to the New Share Issue. If you require any further information in relation to the Company, the Directors recommend that you take advantage of the ability to inspect or obtain copies of the documents referred to above.

All requests for copies of the above documents should be addressed to Company Secretary, Menzies Gold Limited at 30 Ledgar Road, Balcatta in Western Australia or by facsimile to: + 61 8 9240 2156.

None of the information referred to in this section 5.1 is incorporated by reference into this Prospectus or is issued with this Prospectus.

5.2 Risks of Investing

The Directors strongly recommend that investors examine the contents of this Prospectus and consult their professional advisers before deciding whether to apply for the New Shares and Attaching Options offered to them. In addition to this, the Directors consider that the following summary, which is not exhaustive, represents some of the major risk factors which may affect the future operating and financial performance of the Company and the value of an investment in it:

Mineral Exploration

The Company recently announced its proposed acquisition of an initial 51% interest in the share capital of King Solomon Mines Ltd, with an option to acquire the remaining 49% interest at a later date. The Company is currently conducting due diligence in relation to the proposed acquisition and there can be no guarantee that the results of the due diligence will be satisfactory and that the proposed acquisition will eventuate. Assuming the acquisition is completed, there are other risks, the main ones being dealt with below.

Investors should be aware that mineral exploration and mining are high-risk enterprises, only occasionally providing high rewards. In addition to the normal competition for prospective ground and the high average costs of discovery of an economic deposit, factors such as demand for commodities, fluctuations in the market price for metals, stockmarket fluctuations affecting access to new capital, sovereign risk, environmental issues, labour disruption, project financing difficulties, foreign currency fluctuations and technical problems all affect the ability of a company to profit from any discovery.

There is no assurance that exploration of the Company's mining properties will result in the discovery of an economic ore deposit. Even if an apparently viable deposit is identified, there is no guarantee that it can be profitably exploited.

General

Factors such as currency fluctuations, commodity prices, customer preferences, interest rates, inflation, supply and demand and changes in the law could have an impact on operating costs, profit margins and stock market prices. The Company's future revenues and share price can thus be affected by such factors which may be beyond the control of the Company.

No undertaking can be given that the New Shares and Attaching Options offered by this Prospectus will not decrease in value. Investors should read this Prospectus in its entirety and, if unclear about any aspects, consult their advisers before deciding whether to accept or apply for the securities. Neither the Company nor the Directors warrant the future performance of the Company or any return on any investment made pursuant to this Prospectus.

5.3 Directors' Interests

(a) Other than as set out below or elsewhere in this Prospectus, no Director has, or had within 2 years before lodgement of this Prospectus with ASIC, any interest in:

(i) the promotion or formation of the Company;

(ii) property acquired or proposed to be acquired by the Company in connection with its promotion or formation; or

(iii) the New Share Offer,

and no amounts have been paid or agreed to be paid and no benefits have been given or agreed to be given to any Director:

(iv) to induce him to become, or to qualify him as, a Director; or

(v) for services rendered by him in connection with the formation or promotion of the Company or the New Share Offer.

(b) The interests of the Directors in securities of the Company as at the date of this Prospectus are as follows:

Directors	**Shares**	**Options exercisable at 30 cents on or before 30/09/2003**	**Options exercisable at 20 cents on or before 31/05/2005**
P A Ingram	4,000	1,250,000	1,000,000
J Bloemraad	-	200,000	750,000
W Ulrich	250,000	200,000	1,000,000
G Bloemraad	-	-	-

(c) Director's Fees and superannuation paid or payable to or on behalf of currently appointed Non-executive Directors over the past two financial years:

Name	**2000 (in $)**	**2001 (in $)**
J Bloemraad	-	-
W Ulrich*	-	-
G Bloemraad	-	-

* From 1 November 2001, Mr Werner Urich will receive fees of A$1,000 per month for his non-executive directorship.

(d) Remuneration and superannuation paid or payable to or on behalf of currently appointed executive Director over the past two financial years:

Name	**2000 (in $)**	**2001 (in $)**
P A Ingram	156,505	136,405

Mr Ingram currently provides his services pursuant to a consulting agreement at the rate of $10,000 per month. The agreement formally expires on 28 February 2002 and renewal terms have not yet been negotiated.

(e) The Directors are also entitled to be reimbursed for travelling, hotel, communication and other expenses which they may properly incur in carrying out their duties and any Director

performing extra or special professional services for the Company may be remunerated for those services.

(f) In March 2000, pursuant to shareholder approval, the Company allotted Mr Paul Ingram, Mr Jan Bloemraad and Mr Werner Ulrich, 1,000,000, 750,000 and 1,000,000 options respectively, exercisable at 20 cents on or before 31 March 2005, all of which are still held by them as at the date of this Prospectus.

5.4 Interests of named persons

Other than as set out below or elsewhere in this Prospectus, no person named in this Prospectus as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of this Prospectus, promoter or stockbroker to the Company or underwriter to the New Share issue has, or had within 2 years before lodgement of this Prospectus at ASIC, any interest in:

(a) the formation or promotion of the Company;

(b) any property acquired or to be acquired by the Company in connection with its formation or promotion; or

(c) the New Share Offer,

and no amounts have been paid or agreed to be paid and no benefits have been given or agreed to be given to any of those persons for services rendered by them in connection with the formation or promotion of the Company or the New Share Offer.

5.5 Directors' Consent

In accordance with section 720 of the Corporations Act 2001, the issue of this Prospectus has been consented to by all of the Directors of the Company.

SIGNED by Paul Ingram, a Director of Menzies Gold Limited.



....

P A Ingram

GLOSSARY

The following terms and abbreviations used in this Prospectus have the following meanings:

Term	Meaning
"ASIC"	Australian Securities and Investments Commission.
"ASX"	Australian Stock Exchange Limited.
"ASX Listing Rules"	Official Listing Rules of ASX.
"Attaching Options"	options to subscribe for shares in the Company exercisable at 4 cents each on or before 31 March 2007, issued on the basis of one option for every 2 New Shares allotted.
"Closing Date"	the last day for the receipt of completed New Shares Application Forms for the New Shares and Attaching Options offered by this Prospectus, being 31 January 2002 unless varied by the Company.
"Company"	Menzies Gold Limited (ABN 98 009 075 861)
"Director(s)"	the directors of the Company from time to time and any one of them.
"Group"	Menzies Gold Limited and its controlled entities.
"New Shares"	fully paid ordinary shares in the Company issued at a price of 2.5 cents per share pursuant to this Prospectus.
"New Shares Application Form"	The application form included in this Prospectus on which an investor may apply for New Shares and Attaching Options.
"New Share Offer" and "New Share Issue"	the offer and issue of New Shares and Attaching Options pursuant to this Prospectus.
"Optionholder"	a holder of options to subscribe for Shares in the Company.
"Prospectus"	this prospectus dated 23 January 2002.
"Share(s)"	fully paid ordinary shares in the Company.
"Shareholder"	a shareholder in the Company.

NEW SHARES APPLICATION FORM

Pin your cheque here

MENZIES GOLD LIMITED ABN 98 009 075 861

PLEASE USE BLOCK LETTERS

I/We apply for **A1** [ ] New Shares and 1:2 Attaching Options and lodge in full application monies of 2.5 cents per New Share **A2** A$

All cheques or bank drafts must be drawn on an Australian bank in Australian dollars, made payable to "**Menzies Gold Limited**".

			Yes	No
A3	**Is the Applicant:**	A shareholder of the Company		

B Complete Full Name Details

	Title	Given Name(s)	Surname (or Company Name and A.C.N.)
Applicant (1)			
Joint Applicant (2)			

C Complete Address Details

Number and Street			
Suburb or City	State	Postcode	Country

D Telephone Details

Home ( )	Work ( )	Contact Name

E CHESS Details (if applicable)

PID	HIN

F Cheque Details

Drawer	Bank	Branch (BSB)	Amount of cheque $

I/We hereby authorise you to place my/our name(s) on the registers of shareholders and optionholders in respect of the number of New Shares and Attaching Options issued to me/us.
I/We agree to be bound by the constitution of the Company.
I/We enclose my/our cheque payable to MENZIES GOLD LIMITED for the amount shown above being payment at the rate of 2.5 cents per New Share.
I/We further agree to take any number of New Shares and Attaching Options equal to or less than the number applied for.

Important Notes:
This Prospectus pursuant to which Menzies Gold Limited is offering up to 13,000,000 ordinary shares at an issue price of 2.5 cents per share with 1 free attaching option for every 2 shares issued. The expiry date of the Prospectus is 13 months after the date of the Prospectus.

While the Prospectus is current, the Company will send, on request, and free of charge, paper copies of this Prospectus, and any supplementary or replacement document.

The Corporations Act 2001 prohibits any person from passing on to another person the New Shares Application Form unless it is attached to a complete and unaltered copy of the Prospectus. A person who gives another person access to the New Shares Application Form must have at the same time and by the same means given the other person access to the Prospectus and any supplementary or replacement prospectus.

The Securities will only be issued on receipt of a New Shares Application Form that was issued together with a paper copy or electronic version of the Prospectus. The Prospectus contains important information about investing in the securities and it is advisable to read

the entire Prospectus before applying for securities.

Lodge your New Shares Application Form as soon as possible.

RETURN OF THIS NEW SHARES APPLICATION FORM WITH YOUR CHEQUE OR BANK DRAFT FOR THE APPLICATION MONIES WILL CONSTITUTE YOUR OFFER TO SUBSCRIBE FOR NEW SHARES AND ATTACHING OPTIONS IN THE COMPANY.

How to Apply for New Shares and Attaching Options

Please complete all relevant sections of the New Shares Application Form using BLOCK LETTERS. If you have any questions on how to complete this New Shares Application Form please telephone the Company Secretary, Mr Susmit Shah, on (618) 9240 2100. Please post or deliver the completed New Shares Application Form together with your cheque to the address listed below:

By Post:	Menzies Gold Ltd PO Box 717 Balcatta Western Australia 6914	In Person:	Menzies Gold Ltd 30 Ledgar Road Balcatta Western Australia 6021

The New Shares Application Form does not need to be signed.

A1 Insert the **NUMBER OF SHARES** you wish to apply for in **Box A1.** A ready reckoner of amounts payable for different numbers of New Shares applied for is as follows:

Number of New Shares	Amount	Number of New Shares	Amount
20,000	$500	70,000	$1,750
40,000	$1,000	100,000	$2,500
50,000	$1,250	500,000	$12,500
60,000	$1,500	1,000,000	$25,000

A2 Insert the amount of your **APPLICATION MONIES** in **Box A2.** The amount must be equal to the number of Shares applied for (as in **Box A1**) multiplied by 2.5 cents per Share.

A3 Indicate whether or not you are an existing shareholder by ticking the appropriate boxes.

B Write your **FULL NAME** in **Box B** (**exactly as on your existing holding statement or certificate if you are an existing Shareholder**). Applications using the incorrect form of name may be rejected. If your New Shares Application Form is not completed correctly, or if the accompanying payment is for the wrong amount, it may still be treated as valid. Any decision as to whether to treat your application as valid, and how to construe, amend or complete it, shall be final. You will not however, be treated as having offered to subscribe for more New Shares than is indicated by the amount of the accompanying cheque for the application monies referred to in **Box A2**.

C Enter your **POSTAL ADDRESS** for all correspondence in **Box C.** All communications to you from the Company's Share Registry (shareholding statements, annual/interim reports, correspondence, etc) will be mailed to the person(s) and address as shown in Box C.

D Enter details of contact person and telephone number to assist if any enquiries need to be made by the Company or the Share Registry in **Box D.**

E The Company participates in the CHESS System. If you are a participant in the CHESS System insert your HIN ("Holder Identification Number") and/or PID ("Participant Identifier").

F1 Complete cheque details as required in **Box F.**

F2 Insert the TOTAL AMOUNT OF YOUR CHEQUE(S) OR BANK DRAFT(S) in **Box F.** The total amount of your cheque(s) or bank draft(s) must equal the total application monies (see **Box A2**). Cheques or bank drafts must be drawn on an Australian bank in Australian currency and made payable to **"MENZIES GOLD LIMITED"** and crossed **"NOT NEGOTIABLE"**. Do not send cash.

A separate cheque or bank draft should accompany each New Shares Application Form lodged. No receipts will be issued.

CORRECT FORMS OF REGISTRABLE TITLE

ONLY legal entities can hold Shares. The application must be in the name(s) of a natural person(s), companies or other legal entities acceptable to Menzies Gold Limited. Share applications on behalf of trusts must be made in the name of the trustee. At least one full given name and the surname is required for each natural person. Applications cannot be made by persons under 18 years of age. Examples of the correct form of registrable title are set out below:

Type of Investor	Correct Form of Registrable Title	Incorrect Form of Registrable Title
Trusts	Mr John David Smith (John David Smith Family A/C)	John David Smith Family Trust

Partnerships	Mr John David Smith and Ian Lee Smith	John Smith & Son
Superannuation Funds	John Smith Pty Ltd (John Smith Superannuation Fund A/C)	John Smith Superannuation Fund



MENZIES GOLD

22 December 2001

ACQUISITION OF PRODUCING GOLD ASSETS IN WESTERN AUSTRALIA

Overview

The Directors of Menzies Gold Ltd are pleased to announce that the Company has entered into a Heads of Agreement ("Agreement") to eventually acquire up to 100% of the Murchison Project in Western Australia, together with all associated plant, equipment and infrastructure. The project is approximately 360 kms NNE of Perth, connected by all weather roads. King Solomon Mines Limited ("KSM"), an unlisted public company, associated with individuals with considerable expertise in underground mining, owns the Murchison Project.

The Project has an established gold treatment plant on site, with a current capacity of 300,000 tonnes per annum. Resources of 229,105 ounces of gold and 12,131 tonnes of copper have been delineated to date on the tenements comprising the Project. The tenements cover highly prospective Archaean greenstone in the south west of the Yilgarn Craton.

Mining Reserves

GOLD RESERVES (Three Year Plan only)	
Underground	
King Solomon, Christmas Gift & New Phoenix	18,000t @ 17.5 g/t Au
Open Pit	
Brandy Hill	57,017t @ 3.0 g/t Au
Michelangelo Stage 1 only	50,616t @ 3.7 g/t Au
Michelangelo Stage 2	138,792t @ 3.7 g/t Au
COPPER-GOLD RESERVES (Three Year Plan only)	
Open Pit	
Deflector	91,309t of 4.7 g/t Au and 1.52 % Cu
Underground	
Deflector	308,137t of 5.9 g/t Au and 2.7 % Cu

Figure 1 Mining Reserves, Murchison Project, Western Australia

NOTE:

The mining reserve at Deflector consists of 3 lodes, comprising:

Central & Contact Lodes - 79,740t @ 6.73 g/t Au and 0.51% Cu Hole spacing of 10-20m on lines 20m apart. Drilled to 60m depth.

Western Lode - 364,700t @ 4.95g/t Au and 2.67% Cu, adequately drilled to 70m, sparsely drilled to 160m.

There is excellent potential to find additional mineralisation at the Deflector, New Phoenix, Christmas Gift, Michaelangelo, Rocksteady, Monarch and Golden Stream deposits. There are also several gold anomalies that have been only lightly explored. There is excellent potential to find further mineralisation within these anomalies.

30 Ledgar Road Balcatta WA 6021 AUSTRALIA
Phone (61-8) 9240 2100 Fax (61-8) 9240 2156
E-mail info@menziesgold.com.au

Geological Drill Resources

GOLD-QUARTZ VEINS	
Underground	
King Solomon Vein	Indicated 1,850t @ 13.2 g/t Au (785 oz)
Christmas Gift Vein	Indicated 5,600t @ 15.5 g/t Au (2,791oz)
New Phoenix	Indicated 10,500t @ 13.9 g/t Au (4,692oz)
Monarch	Inferred 29,900 @ 6.7 g/t Au (6,441 oz)
Total	**14,709oz Au**
Open Pit	
Monarch	Measured 12,000t @ 3.1 g/t Au (1,196oz)
Michaelangelo	Indicated 188,000t @ 3.7 g/t Au (22,364oz)
Michaelangelo West	Measured 15,400t @ 2.0 g/t Au (990oz)
Rocksteady	Indicated 108,000 @ 3.5 g/t Au (12,153oz)
Golden Stream	Measured 22,900t @ 2.9 g/t Au (2,135oz)
Scats	Measured 8,000t @ 2.3 g/t Au (592oz)
Shannadoah	-
Brandy Hill	Indicated 101,000t @ 2.5 g/t Au (8,118oz)
Prince George	Indicated 6,800t @ 6.0 g/t Au (1,312 oz)
Total	**48,860oz Au**
GOLD-COPPER-QUARTZ VEINS	
Deflector	Indicated 488,200t @ 4.8 g/t Au (75,341oz) 1.7% Cu (8,299t) Inferred 176,700t @ 4.3 g/t Au (24,428oz) 2.0% Cu (3,534t)

Figure 2 Geological Drill Resources, Murchison Project, Western Australia

Considerable upside from the proposed acquisition is provided as a result of the following:

- many of the delineated resources are based on relatively shallow drilling, and potential for additional resources beneath the existing deposits is considered high;
- there are a number of promising drill intersections and large geochemical anomalies outside of the current reserves / resources that have not been adequately followed up;
- exploration acreage in the vicinity of the mine is substantial and the potential (based on similar greenstone terranes in the Yilgarn) is largely untapped;
- the region outside of the tenements acquired in the current acquisition has numerous gold prospects that could be suitable for future underground development with the advantage of an established gold treatment plant in the area;
- the Company's existing exploration team is well placed to provide technical support for an experienced mining team; and

- the established infrastructure at the project includes a modern fifty man camp, abundant fresh ground water, excellent road access (only four hours drive from Perth), established large tailings dam and all permits in place to commence mining.

Details of the Heads of Agreement

Parties and Assets to be Acquired

The Agreement is for Menzies:

(a) to purchase 51% of KSM's share capital from the existing shareholders by 1 March 2002; and

(b) to acquire an option over the remaining 49% of KSM's share capital, exercisable on or before 31 August 2002.

The parties to the Agreement are Menzies, KSM, KSM's shareholders and Tronte Holdings Pty Ltd (in its capacity as a significant provider of debt funding to KSM). None of these parties are related to Menzies or its directors.

Purchase Consideration

The purchase consideration for 51% of KSM's share capital is that number of Menzies shares, which represents 30% of the total issued shares of the Company at the time of the allotment of the shares to KSM shareholders. It is anticipated that this number of shares will be 61,664,648– refer to the proforma share capital structure under "Capital Raising" below.

The strike price of the option to acquire the remaining 49% of KSM's share capital is a cash payment of $1,800,000 and the issue of 19,375,000 options over unissued shares in the capital of Menzies. Each option is exercisable at 4 cents on or before 31 March 2007.

Conditions Precedent

The acquisition of 51% of KSM and an option to acquire the remaining 49% of KSM is subject to a number of conditions precedent, the main ones being:

a. completion of due diligence by all parties. KSM and its shareholders are required to complete their due diligence by 5pm WST on 23 December 2001. Menzies is required to complete its due diligence by 31 January 2002;

b. Menzies obtaining all approvals (including shareholder approvals), consents, authorisations, waivers, transfers or assignments from any regulatory body or party as may be required for the proposed transaction by no later than 1 March 2002; and

c. the parties entering into a full form agreement by no later than 31 January 2002.

Capital Raising

In order to fund the costs of due diligence and provide loan funding to KSM (refer to the notes under "Other Financial Considerations" below), Menzies plans to issue new securities prior to completion of the KSM transaction.

Subject to final Board approval, Menzies proposes to issue 13,000,000 fully ordinary shares at an issue price of 2.5 cents each together with 6,500,000 free attaching options to raise $325,000. Each attaching option will be exercisable at 4 cents on or before 31 March 2007.

The Company's capital structure upon acquisition of 51% of KSM, but before exercise of the option to acquire the remaining 49% interest, will be as follows:

	Issued Shares
At present	130,884,179
Placement issue of shares referred to above	13,000,000
Vendor consideration for the acquisition of 51% of KSM	61,664,648
Total shares on issue on completion of acquisition of 51% of KSM	**205,548,827**

At that stage, the Company will also have on issue 4,650,000 options exercisable at 30 cents each on or before 30 September 2003, 7,000,000 options exercisable at 20 cents each on or before 31 March 2005, 7,750,000 options exercisable at 20 cents each on or before 30 April 2005 and 6,500,000 options exercisable at 4 cents each on or before 31 March 2007.

Other Financial Considerations

A proforma statement of financial position is provided in Appendix 2. The proforma is for the consolidated entity comprising the existing Menzies Group and KSM based on both entities' unaudited management accounts as at 31 October 2001.

As part of the KSM transaction, Menzies will provide interim loan funds to KSM. An amount of $250,000 was provided immediately after execution of the Agreement. A further amount of $250,000 will be provided on 24 December 2001, subject to confirmation by KSM that its due diligence inquiries have been completed. Menzies will provide $300,000 to KSM, subject to completion of the acquisition of the 51% of KSM. After that date, a further $200,000 facility will be available to KSM at the discretion of Menzies. Menzies' loan funds are secured by a fixed and floating charge over all of KSM's assets as well as by a charge over 7,666,667 KSM shares. The fixed and floating charge over KSM assets ranks behind an existing charge held by KSM's bankers in respect of a borrowing of approximately $560,000 by KSM.

On completion of the acquisition of the 51% interest in March 2002, KSM will have liabilities of approximately $1.75 million in respect of shareholder loans (excluding loans provided by Menzies). The parties have agreed that both interest payments (at the rate of

5%) and principal repayments in respect of shareholder loans and the Menzies loan will be from anticipated cash flows generated from production revenues.

[If the KSM transaction does not proceed, the Menzies loan of $500,000 will be due and repayable by KSM no later than two years from draw down ie December 2003]

Project Details

Detailed information in relation to the Murchison Project, the exploration assets of King Solomon Mines Limited and the associated risk factors is provided in Appendix 1.

Shareholder Approval and Further Information

Shareholder approval will be required for the KSM transaction under the ASX listing rules. It is anticipated that due diligence and the preparation of an information memorandum for shareholders will be completed by end January 2002. Thereafter, a shareholders' meeting will be convened and the meeting is likely to be held towards the end of February 2002.



Paul Ingram
Managing Director

NB: All financial and project related information with respect to King Solomon Mines Ltd and referred to in this ASX announcement is subject to confirmation through a due diligence process to be carried out by Menzies Gold Ltd. The geological information has been provided by King Solomon Mines Ltd and previous operators of the project.

Appendix 1

The Murchison Project – An Overview

Location Access and Infrastructure

The Project is located some 360kms NNE of Perth, the capital of Western Australia, and 220 kms east of the major coastal town of Geraldton. The project is readily accessible from Perth, with good bitumen road access to within thirty kilometres of the site. Road travel from the centre of Perth takes four hours. The nearby station has an airstrip suitable for rapid transport. Radiotelephone communication is established on site.

The facilities of the Project include a fully equipped fifty-man camp, offices, workshop, and power station. Emergency medical facilities (first aid room and ambulance) are established. Ample supplies of good quality fresh water are available for processing, with the water being potable quality. The small, fully serviced town of Morowa lies 75 kms southwest of the Project area.

The Project comprises a 300,000 tonne per annum gold treatment plant, delineated gold and copper resources on granted mining tenements and substantial mine site infrastructure. The treatment plant was constructed by previous operators in 1995, and was operated for eighteen months, and closed largely due to lack of working capital and low gold price. The previous operators continued exploration in the region, focusing on the Deflector gold-copper deposit. A resource of 665,000 tonnes of 4.6g/t gold and 1.8% copper was defined at Deflector, with the resource open at depth and along strike. The current Ore Reserve at deflector stands at 350,000 tonnes grading 6.11 g/t gold and 2.64% copper.

Strategy

The strategy of the Company is focused on the development of profitable cashflow through mining, complemented with sound exploration. Having an operating goldmine in Western Australia, an experienced exploration team will be able to add to the existing mine life and discover additional resources.

The overall future strategy relies on two critical elements:

- An experienced mining team that has successfully implemented innovative mining practices in the Western Australian goldfields.

- An experienced exploration team, with a track record of successfully utilising new approaches to exploration. Such multidisciplinary approaches will be used to highlight key structural elements, favourable host rocks and areas of high fluid flow.

The priorities of management will be to:

- Maximise gold and copper production from the current reserves.
- Locate additional gold reserves in and around the existing prospects.
- Locate additional reserves elsewhere in the tenements.

The mining will be conducted in three main stages, with each stage carefully integrated into the other in order to fully maximise the project potential.

PROJECT STAGES

Stage 1	Recommissioning of gold treatment plant and mining of underground and open pit gold deposits. To produce 40,000 ounces of gold per annum. Concurrent feasibility study into brownfields expansion of plant to treat gold / copper ore.
Stage 2	Upgrading of the gold treatment plant and development of the Deflector gold / copper project.
Stage 3	Development of additional gold and gold / copper resources along with further exploration activities.

Figure 3 Proposed project staged development, Murchison Project, Western Australia

Geology

The known mineralisation is located within the Archaean Gullewa Greenstone Belt, in the Murchison Province of the Yilgarn Craton. The stratigraphic sequence at Gullewa consists of:

1. an upper association of clastic sediments, including shale, sandstone, and conglomerate;

2. intermediate and felsic volcanic rocks; and

3. a lower group of mafic and ultramafic greenstones with minor local banded iron formations.

In the main lobe of the belt, the strata are folded into an East trending synform with the clastic sediments in the core. A North trending fault, the Salt River Lineament, dissects the Eastern section of the belt. Northeast trending structures splay off the Western side of the Salt River Lineament, and appear to control much of the gold mineralisation.

Granitic rocks surround the greenstone, and small granite and felsic porphyries intrude the greenstone. Several gold prospects are associated with the porphyry intrusions. A stock of alkaline andesite crops out to the south east of the Deflector Prospect, and intermediate biotite porphyry dykes are common.

Proterozoic dolerite dykes cut both the greenstone and granite.

Tertiary and Quaternary alluvium and colluvium cover most of the older rocks.

Environment

The mine site is in good environmental condition as evidenced by the May 2000 Annual Environmental Report from the Environmental Inspector of the Department of Mines and Energy (DOME). The reopening of the mine is not expected to involve any substantial disturbance to the environment other than what has been done to this point.

Tenure

Mining Leases

Figure 4 List of tenements included in the Murchison Project

Tenement	Name	Prospect	Registered Holder
M59/49 (200ha)	New Phoenix	King Solomon Christmas Gift New Phoenix	KSM
M59/507 (8.84ha)	Monarch	Monarch	KSM
M59/133	Brandy Hill	Brandy Hill	Julia Corporation Ltd[1]
M59/522 (266ha)		Tailings Dam	Gullewa[2]
M59/132 (19ha)	Shannadoah	Shannadoah	Gullewa[2]
M59/294 (665ha)		Waste Dumps	Gullewa[2]
M59/335 (32ha)	Michaelangelo	Michaelangelo	Gullewa[2]
M59/336 (4ha)		Michaelangelo ext	Gullewa[2]
M59/391 (592ha)	Rocksteady	Rocksteady	Gullewa[2]
M59/392 (463ha)			Gullewa[2]
M59/68 (132ha)	Golden Stream	Golden Stream	Gullewa[2]
M59/356 (150ha)			Gullewa[2]
M59/442 (751ha)	Deflector	Deflector	Gullewa[2]
M59/531		Kaolin Deposit	Gullewa[2]
M59/394	Prince George	Prince George	KSM
M59/530			Gullewa[2]

Exploration Licences

Tenement	Name	Prospect	Registered Holder
E59/877 (70sub-blocks)			Gullewa[2]

Miscellaneous Licences

Tenement	Name	Prospect	Registered Holder
L59/049 (22ha)			Gullewa[2]
L59/050 (9ha)			KSM
L59/035 (26.8ha)			Gullewa[2]

Licence Applications

Tenement	Applicant
E59/988 (9 sub blocks)	Gullewa[2]

Notes:

1. KSM has acquired the right to mine the Brandy Hill ore bodies in consideration for the payment of a royalty of $2.50 per tonne of ore milled to Julia Corporation Ltd.

2. Mining Leases and Exploration Licenses currently registered under Gullewa Ltd are in the process of being transferred to KSM, following the exercise of an option by KSM for a strike price of $117,000. Royalties are payable to Gullewa as detailed below.

Gullewa Royalties

Royalties are payable to Gullewa as follows:

First Royalty

KSM has to pay to Gullewa 10% of the Gross Revenue for each quarter derived from the Gullewa Tenements (M59/49, M59/507 and L59/50) up to a maximum of the sum of $583,000.

Second Royalty

KSM has to pay to Gullewa 1% of the Gross Revenue for each quarter derived from the Gullewa Tenements (M59/49, M59/507 and L59/50).

Other terms

- In the event that the First Royalty ($583,000) is not extinguished by 31 December 2002, KSM shall pay to Gullewa, as and from 1 January 2003, 2.5% of the Gross Revenue for each quarter derived from the Gullewa Tenements in lieu of the Second Royalty.

- If the First Royalty ($583,000) is not extinguished by 30 June 2003, Gullewa has the right to buy back the Deflector lease, M59/442 for $25,000.

Reserves and Resources

There are two associations of gold mineralisation within sheared greenstone; gold-quartz veins and gold-sulphide (Cu)-quartz veins.

Deposit	Category	Tonnes	Gold Grade	Ounces	Copper Grade	Copper Tonnes
Gold Resources						
*Golden Stream	Measured Resource	22,900	2.9	2,135		
**Michaelangelo	Indicated Resource	188,000	3.7	22,364		
*Michaelangelo West	Measured Resource	15,400	2.0	990		
*Monarch Open Cut	Measured Resource	12,000	3.1	1,196		
*Monarch Underground	Indicated Resource	29,900	6.7	6,441		
**Rocksteady	Measured Resource	108,000	3.5	12,153		
*New Phoenix	Indicated Resource	10,500	13.9	4,692		
*Christmas Gift	Indicated Resource	5,600	15.5	2,791		
Scats	Measured Resource	8,000	2.3	592		
[1]Brandy Hill	Indicated Resource	101,000	2.5	8,118		
Prince George	Indicate Resource	6,800	6.0	1,312		
Gold / Copper Resources						
*Deflector	Indicated Resource	488,200	4.8	75,341	1.7	8,300
	Inferred Resource	176,700	4.3	24,428	2.0	3,532

[1] Joint Venture with Julia Corporation Ltd
*The above resources have been taken from the 2000 Annual Report of Gullewa Limited and have been reported JORC compliant.
**Calculated mining reserve by Holly Mining Pty Ltd from Gullewa data.

Figure 5 Mineral Resources, Murchison Project, Western Australia

Metallurgy

Metallurgical test work on the Deflector ore body, undertaken in 1999 by Ammtec Ltd gave the following results:

Ore/Mineralogy	Au Recovered (%)	Cu Recovered (%)
Leached	77.5	9.7
Carbonate1/ml, az, cs	88.7	67.3
Carbonate2/ml, az, cs	86.9	32.5
Limonite/cu,cc	91.2	92.0
1° Sulphide1/cp, bn	97.0	94.2
1° Sulphide2/cp, bn	96.8	96.7

Figure 6 Summary of Metallurgical testwork carried out on Deflector Deposit, Murchison Project

Mineralogy ml: malachite cc:chalcocite az:azurite cp:chalcopyrite cs:chrysocolla bn:bornite cu:cuprite

The data in the table above indicates that the leached ore is best treated in the carbon-in-pulp gold circuit. Further test work is required to optimise the recovery of copper from the carbonate ore. The metallurgical test work was conducted on representative drill samples of the ore body.

Treatment
The treatment plant, which is currently being upgraded, is a conventional CIL plant, comprising a primary/secondary closed crushing circuit feeding into two 325 kw grinding mills. A gravity circuit (Knelson concentrator) removes any coarse gold, whilst the remaining mill feed proceeds to leach and adsorption tanks. The plant includes full carbon stripping circuit, gold room and assay laboratory.

The treatment plant, since its closure in 1996 after only eighteen months of operation, has been on care and maintenance.

Risk Factors

Some of the major risk factors affecting the Murchison Project are noted below. The list is not exhaustive.

Environmental
All exploration and mining activities are environmentally sensitive, and current operations on the Murchison Project are conducted using best industry practice. Australian standards for environmental management are in place, particularly with regards to mine water discharge and waste management. All environmental management is well within the guidelines imposed by the West Australian Government.

Mining
Mine planning and financial forecasting has normal associated business risks. These risks can be reduced to an acceptable level by ensuring that reserve/resource classification is carried out under the JORC code and is audited by independent technical consultants. The Murchison Project is sensitive to commodity (gold and copper) price fluctuations, debt repayment schedules and fluctuations in exchange rates. Other factors that could affect mining production are labour disruptions, equipment failure or major climatic effects such as flooding.

Exploration
There is no guarantee that proposed exploration will lead to profitable mineral discoveries. By its nature, mineral exploration is a high-risk enterprise that has associated high rewards if successful.

Title
All necessary permits are in place for continuing operations at the Project. There is no assurance that some tenements will be renewed after their expiry dates. KSM will comply with normal State and Federal requirements to ensure that the mining and exploration tenements are held in good standing. The effect of native title claims on the areas the subject of the Project can not be quantified.

APPENDIX 2 – FINANCIAL INFORMATION

Proforma Statement of Financial Position as at 31 October 2001

	MENZIES GOLD LTD	PROFORMA CONSOLIDATED
	$	$
CURRENT ASSETS		
Cash assets	1,308,075	1,658,260
Receivables	7,015	20,414
Inventories including stockpiles	-	328,024
TOTAL CURRENT ASSETS	1,315,090	2,006,698
NON-CURRENT ASSETS		
Investments accounted for using the equity method	1,250,000	1,250,000
Other financial assets	4,000	4,000
Plant and equipment	2,565	2,054,943
Construction work in progress	-	308,749
Exploration, evaluation and development expenditure	35,828	1,885,994
TOTAL NON-CURRENT ASSETS	1,292,393	5,503,686
TOTAL ASSETS	2,607,483	7,510,384
CURRENT LIABILITIES		
Payables	22,750	172,923
Interest-bearing liabilities	-	516,442
TOTAL CURRENT LIABILITIES	22,750	689,365
N0N- CURRENT LIABILITIES		
Borrowings	-	1,582,815
TOTAL LIABILITIES	22,750	2,272,180
NET ASSETS	2,584,733	5,238,204
EQUITY		
Parent entity interest		
Contributed equity	53,476,096	55,034,389
Reserves	1,012	1,012
Accumulated losses	(50,892,375)	(50,892,375)
Total parent entity interest	2,584,733	4,143,026
Total outside equity interests	-	1,095,178
TOTAL EQUITY	2,584,733	5,238,204

Proforma consolidated balance sheet reflects the acquisition of 51% of KSM for 61,664,648 MZG shares at an issue price of 2 cents each as well as a placement issue of 13,000,000 MZG shares at an issue price of 2.5 cent each based on unaudited management accounts of Menzies Gold Ltd and KSM as at 31 October 2001.



MENZIES GOLD

28 November 2001

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4
20 Bridge Street
SYDNEY, NSW 2000 **Facsimile: 1300 300 021**

Dear Sir

RESIGNATION OF DIRECTOR

Menzies Gold Ltd advises that Mr Michael Atkins has resigned as a director of the Company, effective from 27 November 2001.

Yours faithfully

Lisa Rowe
Company Secretary



MENZIES GOLD

30 November 2001

The Manager
Company Announcements Office
Australian Stock Exchange Ltd
4th Floor, 20 Bridge Street
SYDNEY, NSW 2000 **1300 300 021**

Dear Sir

CONFIRMATION OF RESOLUTIONS PASSED BY ANNUAL GENERAL MEETING OF SHAREHOLDERS

The resolution to be put before the annual general meeting of shareholders held today for the re-election of Mr Michael Atkins as a director was withdrawn. Mr Atkins resigned on 27 November 2001.

No other resolutions were put to the meeting.

Yours faithfully

Susmit Shah
Company Secretary

MENZIES GOLD LTD A.C.N. 009 075 861

30 Ledgar Road Balcatta WA 6021 AUSTRALIA
Phone (61-8) 9240 2100 Fax (61-8) 9240 2156
E-mail info@menziesgold.com.au
Web www.menziesgold.com.au